1933 Act File No.:

1940 Act File No.: 811-21056

CIK No.: 1806440

Securities and Exchange Commission

Washington, D.C. 20549

REGISTRATION STATEMENT ON Form S-6

For Registration under the Securities Act

of 1933 of Securities of Unit Investment

Trusts Registered on Form N-8B-2

A.	Exact name of trust:	Advisors Disciplined Trust 2046

B.	Name of depositor:	Advisors Asset Management, Inc.

C.	Complete address of depositor’s principal executive offices:

18925 Base Camp Road

Monument, Colorado 80132

D.	Name and complete address of agent for service:

With a copy to:
Scott Colyer	Scott R. Anderson
Advisors Asset Management, Inc.	Chapman and Cutler LLP
18925 Base Camp Road	111 West Monroe Street
Monument, Colorado 80132	Chicago, Illinois 60603-4080

E.	Title of securities being registered: Units of undivided beneficial interest

F.	Approximate date of proposed public offering:

As Soon As Practicable After The Effective Date Of The Registration Statement

☐	Check box if it is proposed that this filing will become effective on _______________ at ______ pursuant to Rule 487.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

Preliminary Prospectus Dated September 15, 2020

Advisors Disciplined Trust 2046
American Renaissance Portfolio, Series 2020-3 — A Cyrus J. Lawrence LLC ("CJL") Portfolio
Building America Opportunities Portfolio, Series 2020-2
Building America Strategy Portfolio, Series 2020-3
Business Development Company Opportunities Portfolio, Series 2020-3
Cohen & Steers California Municipal Closed-End Portfolio, Series 2020-2
Cohen & Steers Convertible and Income Closed-End Portfolio, Series 2020-3
Cohen & Steers MLP, Midstream & Energy Income Closed-End Portfolio, Series 2020-3
Cohen & Steers Municipal Closed-End Portfolio, Series 2020-3
Cohen & Steers Senior Variable Rate and Income Closed-End Portfolio, Series 2020-3
Core Angels Portfolio, Series 2020-2
Global Basic Materials Portfolio, Series 2020-3
Health Care Opportunities Portfolio, Series 2020-3
Small/Mid-Cap Advantage Portfolio, Series 2020-3

The attached final prospectuses for prior Advisors Disciplined Trust series are hereby used as a preliminary prospectus for the above stated series. The narrative information and structure of the attached final prospectuses will be substantially the same as that of the final prospectus for this series. Information with respect to pricing, the number of units, dates and summary information regarding the characteristics of securities to be deposited in this series is not now available and will be different since each unit investment trust has a unique portfolio. Accordingly the information contained herein with regard to the previous series should be considered as being included for informational purposes only.

A registration statement relating to the units of this series has been filed with the Securities and Exchange Commission but has not yet become effective. Information contained herein is subject to completion or amendment. Such units may not be sold nor may an offer to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the units in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

(Incorporated herein by reference are the final prospectus and information supplement from Advisors Disciplined Trust 2016 (Registration No. 333-237209) as filed on June 9, 2020, Advisors Disciplined Trust 2018 (Registration No. 333-237208) as filed on June 10, 2020 and Advisors Disciplined Trust 2019 (Registration No. 333-237256) as filed on June 11, 2020 which shall be used as a preliminary prospectus and information supplement for the current series of the trust.)

Contents of Registration Statement

This Registration Statement comprises the following:

The facing sheet

The prospectus and information supplement

The signatures

The consents of evaluator, independent auditors and legal counsel

The following exhibits:

1.1	Trust Agreement (to be filed by amendment).
1.1.1	Standard Terms and Conditions of Trust (to be filed by amendment).
1.2	Certificate of Amendment of Certificate of Incorporation and Certificate of Merger of Advisors Asset Management, Inc. Reference is made to Exhibit 1.2 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 647 (File No. 333-171079) as filed on January 6, 2011.
1.3	Bylaws of Advisors Asset Management, Inc. Reference is made to Exhibit 1.3 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 647 (File No. 333-171079) as filed on January 6, 2011.
1.5	Form of Dealer Agreement. Reference is made to Exhibit 1.5 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 262 (File No. 333-150575) as filed of June 17, 2008.
2.2	Form of Code of Ethics. Reference is made to Exhibit 2.2 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 1853 (File No. 333-221628) as filed on February 21, 2018.
3.1	Opinion of counsel as to legality of securities being registered (to be filed by amendment).
3.3	Opinion of counsel as to the Trustee and the Trust (to be filed by amendment).
4.1	Consent of evaluator (to be filed by amendment).
4.2	Consent of independent auditors (to be filed by amendment).
6.1	Directors and Officers of Advisors Asset Management, Inc. Reference is made to Exhibit 6.1 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 1993 (File No. 333-235795) as filed on March 10, 2020.
7.1	Powers of Attorney. Reference is made to Exhibit 7.1 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 1993 (File No. 333-235795) as filed on March 10, 2020.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Advisors Disciplined Trust 2046 has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wichita and State of Kansas on September 15, 2020.

Advisors Disciplined Trust 2046

By Advisors Asset Management, Inc., Depositor

By      /s/ ALEX R. MEITZNER

Alex R. Meitzner

Senior Vice President

Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on September 15, 2020 by the following persons in the capacities indicated.

SIGNATURE	TITLE

Scott I. Colyer	Director of Advisors Asset	)
	Management, Inc.	)

Lisa A. Colyer	Director of Advisors Asset	)
	Management, Inc.	)

James R. Costas	Director of Advisors Asset	)
	Management, Inc.	)

Christopher T. Genovese	Director of Advisors Asset	)
	Management, Inc.	)

Randy J. Pegg	Director of Advisors Asset	)
	Management, Inc.	)

Jack Simkin	Director of Advisors Asset	)
	Management, Inc.	)

Bart P. Daniel	Director of Advisors Asset	)
	Management, Inc.	)

John Galvin	Director of Advisors Asset	)
	Management, Inc.	)

By	/s/ ALEX R. MEITZNER
Alex R. Meitzner
Attorney-in-Fact*

*An executed copy of each of the related powers of attorney is filed herewith or incorporated herein by reference as Exhibit 7.1.